Exhibit 99.1
Trina Solar Announces First Quarter 2010 Results
Gross Margin, Record Shipment Volume Exceed Company Guidance
Changzhou, China — May 25, 2010 — Trina Solar Limited (NYSE: TSL) (“Trina Solar” or the “Company”), a leading integrated manufacturer of solar photovoltaic products from the production of ingots, wafers and cells to the assembly of PV modules, announced today its financial results for the first quarter ended March 31, 2010.
First Quarter 2010 Financial and Operating Highlights
•	Solar module shipments were approximately 193 MW, compared to the Company’s previous guidance of 180 MW to 190 MW, representing an increase of 17.9% sequentially and 295.5% year-over-year

•	Net revenues were $336.8 million, an increase of 7.5% sequentially and 155.0% year-over-year

•	Gross margin was 30.9%, above the Company’s guidance of 26% to 28%, compared to 32.6% in the fourth quarter of 2009 and 17.2% in the first quarter of 2009

•	Operating income and operating margin were $76.0 million and 22.6%, respectively, compared to $64.4 million and 20.6%, respectively, in the fourth quarter of 2009

•	Net income was $44.5 million, which includes a net foreign currency exchange loss of $14.5 million, compared to $48.8 million in the fourth quarter of 2009

•	Earnings per fully diluted ADS were $0.66, which includes impact of a net foreign currency exchange loss of $0.21 per fully diluted ADS, compared to $0.74 in the fourth quarter of 2009
“We are very pleased to deliver another quarter of record shipments and strong operating margins for the first three months of 2010, thanks to effective management and relentless execution,” said Mr. Jifan Gao, Chairman and CEO of Trina Solar. “In line with our clear strategic objectives, we continued to increase shipments and strategic customer contracts to a growing portfolio of diversified PV end-markets, including the United States and Australia, while further consolidating our position in Europe with the inauguration of our European headquarters in Zurich.“
“We have also maintained our strong focus on innovative technology development, and are excited to announce a range of new high quality products this quarter. These included three new product lines featuring our high efficiency square mono cell technology (Quad Max cell technology), an aesthetically appealing black module design series to target the growing residential and small business market, and a large, high-wattage module line suitable for commercial and industrial installations and utility-scale solar projects.”
“We continue to enhance Trina Solar’s global brand visibility with our recently announced sponsorship of world-class Formula One team, Renault, highlighting the increasing use of solar technology applications within this high profile sport. We believe this partnership may further inspire the development and widespread adoption of renewable energy technologies and solutions for the commercial automotive industry, and demonstrates our commitment to helping create a greener environment.”
“Finally, with regard to current macroeconomic concerns involving the European markets and the Euro, we are still seeing strong demand for our products, and that our shipment flow to customers has not been negatively affected by credit availability or other related factors. We continue to expand and refine our internally-managed currency hedging program, which has been in place since the fourth quarter of 2008.”

Recent Business Highlights
During the first quarter of 2010, the Company
•	Announced its selection by China’s Ministry of Science and Technology to establish a research and development centre for PV technology

•	Announced the establishment of its EU regional headquarters in Zurich, Switzerland

•
Raised approximately $184 million through the successful follow-on public offering in March 2010 of 9,085,000 ADSs, each representing 50 ordinary shares of the Company. The Company is using the net proceeds to expand manufacturing facilities for the production of PV cells and modules, for research and development purposes, including the expansion of its research and development center, and for downstream projects and general corporate purposes

•	Announced a sales agreement to supply U.S. wholesale distributor Essco with approximately 25 MW of PV modules and an additional 4 MW at the option of Essco, to be delivered during 2010

•	Announced initial shipments made to RF Industries Pty Ltd, Australia’s leading renewable energy distributor

•
Changed the ratio of its ordinary shares to ADSs from one hundred (100) ordinary shares to one ADS to fifty (50) ordinary shares to one ADS, which resulted in the same effect as a two-for-one ADS split. As a result, the EPS figures for all prior periods have been adjusted to reflect this ADS ratio change

Subsequent Events
Subsequent to the first quarter of 2010, the Company
•
Partnered with one of the largest and most experienced global renewable energy developers, Enfinity NV (“Enfinity”), to cover the roofs of the Belgian-European Pavilion and the Theme Pavilion at the 2010 Shanghai World Expo with the Company’s modules

•
Introduced new product lines, including a ‘Design Series’ black solar module and a Utility Scale Solar module, unveiled at Solarexpo 2010 in Verona, Italy, and a premium branded square mono cell module (Quad MAX technology) to be showcased at InterSolar 2010 in Munich, Germany

First Quarter 2010 Results
Net Revenues
Trina Solar’s net revenues in the first quarter of 2010 were $336.8 million, an increase of 7.5% sequentially and an increase of 155.0% year-over-year. Total shipments were 192.6 MW, compared to the Company’s previous guidance of 180 MW to 190 MW, versus 163.7 MW in the fourth quarter of 2009 and 48.8 MW in the first quarter of 2009. The sequential increase in total shipments was primarily due to increased demand in European markets, due, in part to increased brand recognition for our products in new and established PV markets, combined with increased demand to install new PV systems ahead of mid-year feed-in tariff adjustments in Germany.

Gross Profit and Margin
Gross profit in the first quarter of 2010 was $104.2 million, compared to $102.2 million in the fourth quarter of 2009 and $22.7 million in the first quarter of 2009. Gross margin was 30.9% in the first quarter of 2010, compared to the Company’s previous guidance of 26% to 28%, which was primarily due to lower average silicon purchase prices. The gross margin was 32.6% in the fourth quarter of 2009 and 17.2% in the first quarter of 2009. The year-over-year increase in gross margin was primarily due to the Company’s favorable reduction of its silicon purchase price and non-silicon manufacturing costs relative to module ASP decline. The Company continued its focus efforts to reduce its manufacturing cost per watt through ongoing efficiency gains linked to its lean manufacturing initiatives and improved supply chain management.
Operating Expense, Income and Margin
Operating expenses in the first quarter of 2010 were $28.2 million, a decrease of 25.2% sequentially and an increase of 77.9% year-over-year. The sequential decrease was primarily due to a $6.0 million doubtful receivables write-off in the fourth quarter of 2009, while the yearly increase was primarily due to the growth in shipments and expansion in the Company’s global sales and marketing efforts. The Company’s operating expenses represented 8.4% of its first quarter net revenues, a decrease from 12.1% in the fourth quarter of 2009 and 12.0% in the first quarter of 2009. Operating expenses in the first quarter of 2010 also include $1.0 million in share-based compensation expenses, compared to $1.2 million in the fourth quarter of 2009 and $1.0 million in the first quarter of 2009.
As a result of the foregoing, operating income in the first quarter of 2010 was $76.0 million, compared to $64.4 million in the fourth quarter of 2009 and $6.8 million in the first quarter of 2009. Operating margin was 22.6% in the first quarter of 2010 compared to 20.6% in the fourth quarter of 2009 and 5.2% in the first quarter of 2009.
Net Interest Expense
Net interest expense in the first quarter of 2010 was $9.0 million, compared to $7.3 million in the fourth quarter of 2009 and $5.7 million in the first quarter of 2009. The sequential and year-over-year increases were due to additional bank borrowings to support the Company’s announced capacity expansion.
Foreign Currency Exchange
The Company had a loss in foreign currency exchange of $14.5 million in the first quarter of 2010, which was net of a gain in fair value of derivative instruments of approximately $13.0 million. This compares to a net loss of $2.6 million in the fourth quarter of 2009 and a net loss of $7.5 million in the first quarter of 2009. This net loss was primarily due to the depreciation of the Euro against the U.S. dollar in the first quarter which was partially offset by the gain from foreign currency forward contracts used by the Company to hedge its foreign currency risk exposure.
The Company continued foreign currency hedging during the first quarter of 2010 using foreign currency forward contracts between the Euro and the U.S. dollar, with the goal of mitigating, to some extent, the effects of exchange rate volatility.
Net Income and EPS
Net income was $44.5 million in the first quarter of 2010, compared to a net income of $48.8 million in the fourth quarter of 2009 and a $11.0 million loss in the first quarter of 2009. The net foreign currency exchange loss included in net income was $14.5 million, compared to a net foreign currency exchange loss of $2.6 million and a net foreign currency exchange loss of $7.5 million in the fourth quarter and first quarter of 2009, respectively.
Net margin was 13.2% in the first quarter of 2010, compared to 15.6% in the fourth quarter of 2009 and negative 8.0% in the first quarter of 2009.
Earnings per fully diluted ADS were $0.66. The negative impact of first quarter net foreign currency exchange loss was approximately $0.21 per fully diluted ADS.

Financial Condition
As of March 31, 2010, the Company had $690.5 million in cash and cash equivalents and restricted cash, which includes the net proceeds of its recent follow-on offering. The Company’s working capital balance was $728.9 million. Total bank borrowings stood at $518.0 million, of which $296.1 million were long-term borrowings. The Company reduced its short-term borrowings by $45.5 million to approximately $221.9 million in the first quarter.
Shareholders’ equity was $898.8 million, an increase from $679.3 million at the end of the fourth quarter of 2009.
Second Quarter and Full Year 2010 Guidance
For the second quarter of 2010, the Company expects to ship between 200 MW to 205 MW of PV modules. The Company currently believes its gross margin for the second quarter will be in the high 20s in percentage terms. Such guidance is based on the current exchange rate between the Euro and U.S. dollar.
For the full year of 2010, the Company reiterates its guidance for total PV module shipments between 750 MW to 800 MW, representing an increase of 88% to 100% from 2009.
Operations and Business Outlook
Non-Silicon Cost Reduction
In the first quarter of 2010, the Company’s non-silicon manufacturing cost for its in-house core raw materials to module production was approximately $0.76 per watt, a sequential reduction of $0.02. By the year end of 2010, the Company expects further reduction to reach approximately $0.70 through the continuation of technology and manufacturing process improvements, including supply chain and logistics management initiatives currently under testing or development.
Silicon Procurement
Through the Company’s diversified range of short, medium, and long-term supply contracts, which include agreements entered into in the first quarter of 2007, the Company will continue to maintain competitive silicon costs relative to the current market price.
Sales Outlook
As a result of increasing demand visibility for its module products in both its European and non-European markets, the Company expects to increase its shipment volumes on a quarter to quarter basis through the end of 2010. Additionally, the Company expects to increase its percentage of global shipments to the United States in the second half of 2010.
Capacity Expansion
Through yield increases achieved from improved cell conversion efficiency rates, improved production efficiencies and manufacturing line enhancements, the Company has increased its annualized in-house production capacities of ingot and wafer as well as PV cells and modules to approximately 600 MW and 750 MW respectively as of March 2010. The Company expects to expand its annualized cell and module production capacity to reach up to 950 MW by the third quarter of 2010.

Conference Call
The Company will host a conference call at 8:00 a.m. ET on May 25, 2010, to discuss the results for the quarter ended March 31, 2010. Joining Jifan Gao, Chairman and CEO of Trina Solar, will be Terry Wang, Chief Financial Officer, Sean Tzou, Chief Operating Officer, and Thomas Young, Senior Director of Investor Relations. Supplemental information will be made available on the Investors Section of the Trina Solar’s website at http://www.trinasolar.com. To participate in the conference call, please dial the following number five to ten minutes prior to the scheduled conference call time: 1 (800) 884-2382. International callers should dial +1 (660) 422-4933. The conference ID for the call is 7260-0212.
If you are unable to participate in the call at this time, a replay will be available on May 25 at 10:00 a.m. ET, through June 8, at 11:59 p.m. ET. To access the replay, dial 1 (800) 642-1687, international callers should dial +1 (706) 645-9291, and enter the conference 7260-0212.
This conference call will be broadcast live over the Internet and can be accessed by all interested parties on Trina Solar’s website at http://www.trinasolar.com. To listen to the live webcast, please go to Trina Solar’s website at least fifteen minutes prior to the start of the call to register, download, and install any necessary audio software. For those unable to participate during the live broadcast, a replay will be available shortly after the call on Trina Solar’s website for 90 days.
About Trina Solar Limited
Trina Solar Limited (NYSE: TSL) is a well recognized manufacturer of high quality modules and has a long history as a solar PV pioneer since it was founded in 1997 as a system installation company. Trina Solar is one of the few PV manufacturers that has developed a vertically integrated business model from the production of monocrystalline and multicrystalline ingots, wafers and cells to the assembly of high quality modules. Trina Solar’s products provide reliable and environmentally-friendly electric power for a growing variety of end-user applications worldwide. For further information, please visit Trina Solar’s website at http://www.trinasolar.com.
Safe Harbor Statement
This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements, including but not limited to, the Company’s ability to raise additional capital to finance the Company’s activities; the effectiveness, profitability, and marketability of its products; the future trading of the securities of the Company; the ability of the Company to operate as a public company; the period of time for which its current liquidity will enable the Company to fund its operations; the Company’s ability to protect its proprietary information; general economic and business conditions; the volatility of the Company’s operating results and financial condition; the Company’s ability to attract or retain qualified senior management personnel and research and development staff; and other risks detailed in the Company’s filings with the Securities and Exchange Commission. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward looking statements are reasonable, they cannot assure you that their expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

Trina Solar Limited
Unaudited Consolidated Statement of Operations
(US dollars in thousands, except ADS and share data)

	For the Three Months Ended
	March 31,	December 31,	March 31,
	2010	2009 *	2009 *

Net revenues	$336,841	$313,271	$132,108
Cost of revenues	232,606	211,073	109,401

Gross profit	104,235	102,198	22,707

Operating expenses
Selling expenses	14,993	12,722	4,309
General and administrative expenses	11,161	23,061	10,660
Research and development expenses	2,087	1,986	909

Total operating expenses	28,241	37,769	15,878

Operating income	75,994	64,429	6,829
Foreign exchange loss	(27,514)	(8,284)	(7,647)
Interest expenses	(9,430)	(7,543)	(6,605)
Interest income	386	253	859
Gain on change in fair value of derivative	13,023	5,719	170
Other expenses (income), net	(166)	1,883	(104)

Income (loss) before income taxes	52,293	56,457	(6,498)
Income tax expenses	(7,752)	(7,637)	(4,459)

Net income (loss)	$44,541	$48,820	$(10,957)

Earnings per ADS
Basic	0.72	0.80	(0.22)
Diluted	0.66	0.74	(0.22)
Weighted average ADS outstanding
Basic	62,050,482	60,728,876	50,182,671
Diluted	70,758,862	69,346,186	50,182,671

Trina Solar Limited
Unaudited Consolidated Balance Sheet
(US dollars in thousands)

	March 31,	December 31	March 31
	2010	2009 *	2009 *

ASSETS
Current assets:
Cash and cash equivalents	$636,080	$406,058	$153,325
Restricted cash	54,393	72,006	40,788
Marketable Securities	723	4,034	—
Inventories	80,685	81,154	79,109
Project assets	7,196	1,938	—
Accounts receivable, net	305,496	287,950	169,583
Current portion of advances to suppliers	44,393	41,303	36,631
Prepaid expenses and other current assets, net	48,812	33,074	10,395

Total current assets	1,177,778	927,517	489,831
Property, plant and equipment	504,365	476,858	363,816
Prepaid land use right	27,281	27,423	26,779
Advances to suppliers — long-term	96,317	105,188	118,325
Deferred tax assets	10,430	9,926	5,064
Other noncurrent assets	1,568	1,786	2,368

TOTAL ASSETS	$1,817,739	$1,548,698	$1,006,183

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings, including current portion of long-term debt	$221,907	$267,428	$305,524
Accounts payable	162,588	186,535	70,339
Income tax payable	12,115	12,874	8,444
Accrued expenses and other current liabilities	52,227	48,564	23,762

Total current liabilities	448,837	515,401	408,069
Long-term bank borrowings	296,102	182,516	14,629
Convertible note payable	133,838	133,036	130,611
Accrued warranty costs	24,057	21,023	13,789
Other noncurrent liabilities	16,074	17,410	12,546

Total liabilities	918,908	869,386	579,644

Ordinary shares	39	34	30
Additional paid-in capital	636,747	459,520	313,960
Retained earnings	252,859	208,318	101,134
Other comprehensive income	9,186	11,440	11,415

Total shareholders’ equity	898,831	679,312	426,539

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$1,817,739	$1,548,698	$1,006,183

* Note to unaudited consolidated financial statements:
On January 1, 2010, the Company adopted ASC 470-20 (former EITF 09-1, “Accounting for Own-Share Lending Arrangements in Contemplation of Convertible debt Issuance or Other Financing”). Accordingly, the share lending arrangement has been measured at fair value and recognized as an issuance cost associated with the convertible debt offering. As a result, additional debt issuance costs of $4.1 million were retrospectively recorded on the issuance date with a corresponding increase to additional paid-in capital. The debt issuance costs have also been retrospectively amortized over the life of the convertible notes. The cumulative effect of the adoption resulted in a decrease of $621,246 and $1,979,059 in the beginning balance of retained earnings on January 1, 2009 and 2010 respectively, and the adoption of ASC 470-20 resulted in additional interest expenses in the first and fourth quarter of 2009 of $334,803 and $342,243, respectively. The total interest expense recognized from amortization of convertible debt issuance costs, including the effect of adoption of ASC 470-20, was $2,350,293 for Q1 2010.
For further information, please contact:

Trina Solar Limited Terry Wang, CFO Phone: + (86) 519-8548-2009 (Changzhou) Thomas Young, Senior Director of Investor Relations Phone: + (86) 519-8548-2009 (Changzhou) Email: ir@trinasolar.com	Brunswick Group Caroline Jinqing Cai Phone: + (86) 10-6566-2256 Michael Fuchs Phone: + (86) 10-6566-2256 Email: trina@brunswickgroup.com